[letterhead of K&L Gates LLP]

January 28, 2014

VIA EDGAR

Valerie Lithotomos

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           FPA Paramount Fund, Inc.

File Nos.: 811-852; 2-14660

Dear Ms. Lithotomos:

On November 29, 2013, FPA Paramount Fund, Inc. (the “Fund”) filed a Post-Effective Amendment to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”) in order to, among other matters, update disclosure concerning the removal of sales charges previously applicable to the Fund and revise disclosure concerning the Fund’s investment advisory agreement in connection with the approval by the Fund’s shareholders of a new investment advisory agreement.

You provided comments via telephone on January 13, 2014 regarding the Post-Effective Amendment.  Those comments and the Fund’s responses to them are below.  The changes to the Fund’s prospectus and statement of additional information as described below are filed concurrent herewith pursuant to Rule 485(b) under Regulation C under the 1933 Act and Post-Effective Amendment No. 77 to Registrant’s Registration Statement (“PEA 77”).  Unless otherwise noted, defined terms have the same meaning ascribed to them in the PEA 77.

PROSPECTUS COMMENTS

1.                                      The Prospectus has been updated to remove references to any sales charges applicable to the Fund, but please confirm, supplementally, that there are not any “grandfathered” sales charges and shareholders of the Fund are no longer subject to any sales charges, including contingent deferred sales charges that may have been applicable when a shareholder purchased shares of the Fund.

Response:                                        Until April 1, 2014, shares of the Fund were subject to a 5.25% front-end sales charge; purchases of over $1 million were not subject to the front-end sales charge, but were subject to a 1% contingent deferred sales charge if redeemed within one year of investment.  Sales charges were not “grandfathered” for purchases following the removal of sales charges, and the previously-applicable deferred sales charge was removed when the front-end sales charge also was removed as of April 1, 2013.

2.                                      Please confirm, supplementally, that the Fund’s new investment advisory agreement was approved by the Fund’s Board of Directors and by the Fund’s shareholders.

Response:                                        The Fund’s new investment advisory agreement was approved by the Fund’s Board of Directors at an in-person meeting on August 14, 2013, and, following the solicitation of shareholders pursuant to a proxy statement, shareholders approved the new investment advisory agreement at a meeting held on November 15, 2013.

3.                                      The Fund’s statement of additional information contains disclosure regarding securities lending.  Please add disclosure about the reinvestment of cash collateral and the related risks of such reinvestment, if applicable.

Response:                                        The Fund does not currently lend its portfolio securities.  As such, because the risks associated with the reinvestment of cash collateral depend on the nature of such reinvestment, it is not possible to add detailed information on such risks at this time.  If the Fund does begin to engage in securities lending activities, it would consider whether to add additional disclosure of such risks.

4.                                      In the table in the Fund’s statement of additional information listing the Fund’s Directors, in the column labeled “Other Directorships Held by Director,” consider adding “for the past 5 years” to the column heading.

Response:                                        The positions listed only include current directorships, and the Fund will consider changes to the column heading in connection with future updates.

5.                                      Under “Other Accounts Managed by Portfolio Managers” the disclosure describes the Adviser’s allocation processes.  Consider adding disclosure indicating how the Adviser allocates limited opportunities.

Response:                                        The Adviser considers the liquidity of an investment as a component of the investment process and, as such, the Fund rarely invests in limited opportunities, including initial public offerings.  The referenced disclosure discusses mitigation of potential conflicts of interest associated with the management of multiple accounts by the portfolio managers, and the allocation processes described are the key processes relevant to the Fund.  Thus, the Fund has not made revisions to the noted section because the allocation of limited opportunities is generally not applicable to the Fund.

*       *       *

In connection with responding to the Staff’s comments, the Fund acknowledges that:

•                  The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•                  The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing, please do not hesitate to call me at (415) 249-1053 or Mark Perlow at (415) 249-1070.

Very truly yours,

/s/ Kurt J. Decko

Kurt J. Decko

cc:                                J. Richard Atwood

   First Pacific Advisors, LLC

Mark D. Perlow

   K&L Gates LLP